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                                                                    EXHIBIT 1

Norske Skog Canada Limited
16th Floor, 250 Howe Street
Vancouver, British Columbia                                          [LOGO]
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4961

news release                                                     NorskeCanada


15 May 2003


NORSKE SKOG CANADA LIMITED COMPLETES SALE OF US$150
MILLION PRINCIPAL AMOUNT OF SENIOR NOTES


VANCOUVER, BC - Norske Skog Canada Limited (the "Company") today announced that it has closed its previously announced offering of US$150 million aggregate principal amount of 8 5/8% Senior Notes due June 15, 2011. The notes were sold at a price of 102.953% of par to yield 8% and resulted in net proceeds of approximately US$150 million.

The net proceeds of this issuance will be used to repay outstanding indebtedness under the Company's secured credit facility and for general corporate purposes. Following that repayment, the Company will have approximately C$300 million of undrawn debt capacity available to it under its secured credit facility and C$70 million of cash.

The notes have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the notes in any state or jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Norske Skog Canada Limited is a broadly-held independent Canadian public corporation that is listed on the Toronto Stock Exchange under the trading symbol NS. The company is North America's third largest uncoated groundwood printing papers company.



INVESTOR CONTACT:
Ralph Leverton
Vice-President, Finance and CFO
604-654-4040

MEDIA CONTACT:
Stu Clugston
Vice President, Corporate Affairs and Social Responsibility
604-654-4463